Exhibit 99.1
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of ONEOK Partners GP, L.L.C.:

In our opinion, the accompanying consolidated balance sheet presents fairly, in all material respects, the financial position of ONEOK Partners GP, L.L.C. at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.  This financial statement is the responsibility of the Company’s management; our responsibility is to express an opinion on this financial statement based on our audit.  We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States), which requires that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation.  We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Tulsa, Oklahoma
February 23, 2010

GLOSSARY

The abbreviations, acronyms and industry terminology used in this report are defined as follows:

AFUDC	Allowance for funds used during construction
ASU	Accounting Standards Update
Bcf	Billion cubic feet
Bighorn Gas Gathering	Bighorn Gas Gathering, L.L.C.
Bushton Plant	Bushton Gas Processing Plant
Clean Air Act	Federal Clean Air Act, as amended
EBITDA	Earnings before interest, taxes, depreciation and amortization
EBITDAR	Net income plus interest expense, income taxes, depreciation, amortization and rent expense
EPA	United States Environmental Protection Agency
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
Fort Union Gas Gathering	Fort Union Gas Gathering, L.L.C.
GAAP	Accounting principles generally accepted in the United States of America
Guardian Pipeline	Guardian Pipeline, L.L.C.
Intermediate Partnership	ONEOK Partners Intermediate Limited Partnership, a wholly owned subsidiary of ONEOK Partners, L.P.
KCC	Kansas Corporation Commission
LIBOR	London Interbank Offered Rate
Lost Creek Gathering Company	Lost Creek Gathering Company, L.L.C.
MMBbl	Million barrels
Moody’s	Moody’s Investors Service, Inc.
NGL products	Marketable natural gas liquid purity products, such as ethane, ethane/propane mix, propane, iso-butane, normal butane and natural gasoline
NGL(s)	Natural gas liquid(s)
Northern Border Pipeline	Northern Border Pipeline Company
NYMEX	New York Mercantile Exchange
OBPI	ONEOK Bushton Processing Inc.
OCC	Oklahoma Corporation Commission
ONEOK	ONEOK, Inc.
ONEOK Partners	ONEOK Partners, L.P.
ONEOK Partners GP	ONEOK Partners GP, L.L.C., a wholly owned subsidiary of ONEOK and the sole general partner of ONEOK Partners, L.P.
Partnership Agreement	Third Amended and Restated Agreement of Limited Partnership of ONEOK Partners, L.P., as amended
Partnership Credit Agreement	The Partnership’s $1.0 billion amended and restated revolving credit agreement dated March 30, 2007
POP	Percent of Proceeds
RRC	Texas Railroad Commission
S&P	Standard & Poor’s Rating Group

ONEOK Partners GP, L.L.C.
CONSOLIDATED BALANCE SHEET

December 31, 2009
Assets	(Thousands of dollars)
Current assets
Cash and cash equivalents	$3,151
Accounts receivable, net	624,635
Affiliate receivables	32,397
Gas and natural gas liquids in storage	217,585
Commodity imbalances	188,177
Other current assets	36,174
Total current assets	1,102,119
Property, plant and equipment
Property, plant and equipment	6,353,909
Accumulated depreciation and amortization	972,497
Net property, plant and equipment (Note E)	5,381,412
Investments and other assets
Investments in unconsolidated affiliates (Note K)	765,163
Goodwill and intangible assets, net (Note F)	861,252
Other assets	35,721
Total investments and other assets	1,662,136
Total assets	$8,145,667

Liabilities and member’s equity
Current liabilities
Current maturities of long-term debt (Note H)	$261,931
Notes payable (Note G)	523,000
Accounts payable	694,290
Affiliate payables	22,554
Commodity imbalances	392,688
Other current liabilities	183,331
Total current liabilities	2,077,794
Long-term debt, excluding current maturities (Note H)	2,822,086
Due to ONEOK, Inc.	8,175
Deferred credits and other liabilities
Deferred income taxes	79,962
Other deferred credits	53,297
Total deferred credits and other liabilities	133,259
Commitments and contingencies (Note I)

Member’s equity
Paid in capital	66,336
Accumulated other comprehensive loss	(553)
Retained earnings	95,614
Total ONEOK Partners GP, L.L.C. member’s equity	161,397

Noncontrolling interests in consolidated subsidiaries	2,942,956

Total member’s equity	3,104,353
Total liabilities and member’s equity	$8,145,667
See accompanying Notes to Consolidated Balance Sheet.

NOTES TO CONSOLIDATED BALANCE SHEET

A.         NATURE OF OPERATIONS

In this report, references to “we,” “us” and “our” refer to ONEOK Partners GP and its consolidated subsidiaries.  ONEOK Partners GP, a Delaware limited liability company, is a wholly owned subsidiary of ONEOK.  ONEOK Partners GP owns 100 percent of ONEOK Partners’ two percent general partner interest.  Additionally, ONEOK Partners GP owns 500,000 limited partner units of ONEOK Partners.

Business Operations - We have no significant assets or operations other than our investment in ONEOK Partners.  ONEOK Partners is engaged in the gathering, processing, storage and transportation of natural gas in the United States and owns natural gas liquids systems that connect natural gas liquids supply in the Mid-Continent and Rocky Mountain regions with key market centers.  ONEOK Partners also owns a 50 percent equity interest in a leading transporter of natural gas imported from Canada into the United States.

B.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation - The Consolidated Balance Sheet includes the accounts of ONEOK Partners GP and our subsidiaries over which we have control.  As general partner, ONEOK Partners GP consolidates ONEOK Partners and its subsidiaries because we control the limited partnership.  Our Consolidated Balance Sheet has been prepared in accordance with GAAP and reflects all adjustments that, in our opinion, are necessary for a fair presentation of financial position as of December 31, 2009.  All significant intercompany balances and transactions have been eliminated in consolidation.

ONEOK Partners accounts for its investments that it does not control by the equity method of accounting.  Under this method, an investment is carried at its acquisition cost, plus the equity in undistributed earnings or losses since acquisition.  For the investments ONEOK Partners accounts for under the equity method, the premium or excess cost over underlying fair value of net assets is referred to as equity method goodwill.  These amounts are recorded as investments in unconsolidated affiliates on the accompanying Consolidated Balance Sheet.  See Note K for disclosures of the unconsolidated affiliates.

Impairment of Long-Lived Assets, Goodwill and Intangible Assets - We assess goodwill for impairment at least annually.  As part of our impairment test, an initial assessment is made by comparing the fair value of a reporting unit with its book value, including goodwill.  If the fair value is less than the book value, impairment is indicated, and we must perform a second test to measure the amount of the impairment.  In the second test, we calculate the implied fair value of the goodwill by deducting the fair value of all tangible and intangible net assets of the reporting unit from the fair value determined in step one of the assessment.  If the carrying value of the goodwill exceeds the implied fair value of the goodwill, we will record an impairment charge.

We use two generally accepted valuation approaches, an income approach and a market approach, to estimate the fair value of a reporting unit.  Under the income approach, we use anticipated cash flows over a period of years plus a terminal value and discount these amount so their present value using appropriate rates of return that are consistent with a market participant’s perspective.  Under the market approach, we apply multiples to forecasted cash flows.  The multiples used are consistent with a market participant’s perspective of historical assets transaction.  The forecasted cash flows are consistent with a market participant’s perspective of forecasted average cash flow amounts over a period of years.

We assess long-lived assets, including intangible assets with a finite useful life, for impairment whenever events or changes in circumstances indicate that its carrying amount may exceed its fair value.  In step one of the impairment test, an impairment is indicated if the carrying amount of a long-lived asset exceeds the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset.   We record an impairment loss equal to the difference between the carrying value and the fair value of the long-lived asset.  This type of analysis requires us to make assumptions and estimates regarding industry economic factors and the profitability of future business strategies.  We determined that there were no asset impairments in 2009.

For the investments we account for under the equity method, the impairment test considers whether the fair value of the equity investment as a whole, not the underlying net assets, has declined and whether that decline is other than temporary.  Therefore, we periodically reevaluate the amount at which we carry our equity method investments to determine whether current events or circumstances warrant adjustments to our carrying value.  We determined that there were no impairments to our investments in unconsolidated affiliates in 2009.

Our impairment tests require the use of assumptions and estimates.  If actual results are not consistent with our assumptions and estimates or assumptions and estimates change due to new information, we may be exposed to an impairment charge.

See Note F for goodwill and intangible assets disclosures

Derivatives and Risk Management - ONEOK Partners utilizes derivatives to reduce its market risk exposure to interest rate and commodity price fluctuations and achieve more predictable cash flows.  ONEOK Partners records all derivative instruments at fair value, with the exception of normal purchases and normal sales that are expected to result in physical delivery.  The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, the reason for holding it.  The effective portion of the gain or loss on a derivative instrument accounted for as a cash flow hedge is reported initially as a component of accumulated other comprehensive income (loss) and reclassified to earnings when the forecasted transaction affects earnings.  The ineffective portion is recognized currently in earnings.  Changes in fair value of the derivatives not designated as part of a hedging relationship are recognized in earnings.

Commodity price volatility may have a significant impact on the fair value of derivative instruments as of a given date; however, ONEOK Partners does not believe that changes in its fair value estimates of derivative instruments have a material impact on its financial position, as the majority of the derivatives are accounted for as cash flow hedges for which ineffectiveness is not material.

To reduce ONEOK Partners’ exposure to fluctuations in natural gas, NGLs and condensate prices, ONEOK Partners periodically enter into futures, forward sales, options or swap transactions in order to hedge anticipated purchases and sales of natural gas, NGLs and condensate and fuel requirements.  Interest-rate swaps are also used from time to time to manage interest-rate risk.  Under certain conditions, ONEOK Partners designates these derivative instruments as a hedge of exposure to changes in fair values or cash flow.  ONEOK Partners formally documents all relationships between hedging instruments and hedged items, as well as risk management objectives and strategies for undertaking various hedge transactions and methods for assessing and testing correlation and hedge ineffectiveness.  ONEOK Partners specifically identifies the forecasted transaction that has been designated as the hedged item with a cash flow hedge.  ONEOK Partners assesses the effectiveness of hedging relationships quarterly by performing a regression analysis on the fair value and cash flow hedging relationships to determine whether the hedge relationships are highly effective on a retrospective and prospective basis.  ONEOK Partners also documents its normal purchases and normal sales transactions that are expected to result in physical delivery and that elected to be exempt from derivative accounting treatment.

See Notes C and D for more discussion on fair value measurements and risk management and hedging activities using derivatives.

Contingencies - ONEOK Partners’ accounting for contingencies covers a variety of business activities, including contingencies for legal and environmental exposures.  ONEOK Partners accrues these contingencies when its assessments indicate that it is probable that a liability has been incurred or an asset will not be recovered, and an amount can be reasonably estimated.  It bases its estimates on currently available facts and the ultimate outcome or resolution.  Accruals for estimated losses from environmental remediation obligation generally are recognized no later than completion of the remediation feasibility study.  Recoveries of environmental remediation costs from other parties are recorded as assets when receipt is deemed probable.  See Note I for additional discussion of contingencies.

Use of Estimates - The preparation of our Consolidated Balance Sheet and related disclosures in accordance with GAAP requires us to make estimates and assumptions with respect to values or conditions that cannot be known with certainty that affect the reported amount of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the Consolidated Balance Sheet.   Items that may be estimated include, but are not limited to, the economic useful life of assets, fair value of assets and liabilities, provisions for uncollectible accounts receivable, unbilled revenues and cost of goods sold, payable for services received but for which no invoice has been received, the results of litigation and various other recorded or disclosed amounts.

We evaluate these estimates on an ongoing basis using historical experience, consultation with experts and other methods that are considered reasonable based on the particular circumstances.  Nevertheless, actual results may differ significantly from the estimates.  Any effects on the financial position from revisions to these estimates are recorded in the period when the facts that give rise to the revision become known.

Cash and Cash Equivalents - Cash equivalents consist of highly liquid investments, which are readily convertible into cash and have original maturities of three months or less.

Accounts Receivable, Net - Accounts receivable represent valid claims against non-affiliated customers for products sold or services rendered, net of allowances for doubtful accounts.  ONEOK Partners assesses the creditworthiness of its counterparties on an ongoing basis and require security, including prepayments and other forms of collateral, when appropriate.  Outstanding customer receivables are regularly reviewed for possible non-payment indicators and allowances for doubtful accounts are recorded based upon management’s estimate of collectability at each balance sheet date.

Inventory - Inventory held for sale is valued at the lower of cost or market.  The values of current natural gas and NGLs in storage are determined using the lower of weighted-average cost or market method.  Noncurrent natural gas and NGLs are classified as property and valued at cost.  Materials and supplies are valued at average cost.

Commodity Imbalances - Natural gas and NGL imbalances are valued at market or their contractually stipulated rates.  Natural gas and NGL imbalances are settled in cash or made up in-kind, subject to the terms of the pipelines’ tariffs or by agreement.

Property, Plant and Equipment - ONEOK Partners’ properties are stated at cost including AFUDC.  Generally, the cost of regulated property retired or sold, plus removal costs, less salvage, is charged to accumulated depreciation.

The interest portion of AFUDC represents the cost of borrowed funds used to finance construction activities.  ONEOK Partners capitalizes interest costs during the construction or upgrade of qualifying assets.  Interest costs capitalized in 2009 were $16.1 million. The equity portion of AFUDC represents the capitalization of the estimated average cost of equity used during the construction of major projects.   The equity portion of AFUDC capitalized in 2009 was $26.9 million.

Property, plant and equipment on the Consolidated Balance Sheet includes construction work in progress for capital projects that have not yet been placed in service and therefore are not being depreciated.  Assets are transferred out of construction work in progress when they are substantially complete and ready for their intended use.

See Note E for disclosures of the property, plant and equipment.

Income Taxes - We are a single-member limited liability company and are taxed as a disregarded entity.  Accordingly, we are included in the consolidated tax return of ONEOK.  In the Consolidated Balance Sheet, ONEOK Partners GP’s income tax liabilities have been calculated as if it were filing a separate return.   ONEOK Partners is not a taxable entity for federal income tax purposes.  As such, it does not directly pay federal income tax, although ONEOK Partners has corporate subsidiaries that are required to pay federal and state income taxes.  ONEOK Partners’ taxable income or loss is included in the federal income tax returns of each partner, including us.  For the taxable entities, deferred income tax assets and liabilities are provided for the differences between the financial statement and income tax basis of assets and liabilities and carryforward items based on income tax laws and rates existing at the time the temporary differences are expected to reverse.  Except for ONEOK Partners’ regulated companies, the effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date of the rate change.   For the regulated companies, the effect on deferred tax assets and liabilities of a change in tax rates is recorded as regulatory assets and regulatory liabilities in the period that includes the enactment date.

We account for uncertainty in income taxes recognized in the financial statements by using a more likely than not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  We accrue penalties and interest as they become applicable for tax provisions that do not meet the more likely than not recognition threshold and measurement attribute.  As of December 31, 2009, we had no tax positions that would require establishment of a reserve.

ONEOK files numerous consolidated and separate income tax returns in the United States federal jurisdiction and in many state jurisdictions.  ONEOK’s 2008 United States federal income tax return is currently under audit.  The statute of limitations remains open for 2007 and 2006.

Regulation - ONEOK Partners’ intrastate natural gas transmission pipelines are subject to the rate regulation and accounting requirements of the OCC, KCC and RRC.  Its interstate natural gas and natural gas liquids pipelines are subject to regulation by the FERC.  In Kansas and Texas, natural gas storage may be regulated by the state and the FERC for certain types of services.  Accordingly, portions of ONEOK Partners’ natural gas pipelines and natural gas liquids businesses follow the accounting and reporting guidance for regulated operations.  During the rate-making process, regulatory authorities set the framework for what ONEOK Partners can charge customers for its services and establish the manner that costs are accounted for, including allowing ONEOK Partners to defer recognition of certain costs and permitting recovery of the amounts through rates over time as opposed to expensing such costs as incurred.  Certain examples of types of regulatory guidance include costs for fuel and losses, acquisition costs, contributions in aid of construction, charges for depreciation, and gains or losses on disposition of assets.  This allows ONEOK Partners to stabilize rates over time rather than passing such costs on to the customer for immediate recovery.  Actions by regulatory authorities could have an effect on the amount recovered from rate payers.  Any difference in the amount recoverable and the amount deferred is recorded as income or expense at the time of the regulatory action.  A write-off of regulatory assets and costs not recovered may be required if all or a portion of the regulated operations have rates that are no longer:
•	established by independent, third-party regulators;
•	designed to recover the specific entity’s costs of providing regulated services; and
•	set at levels that will recover ONEOK Partners’ costs when considering the demand and competition for services.

At December 31, 2009, ONEOK Partners recorded regulatory assets of approximately $11.7 million, which is currently being recovered and is expected to be recovered from its customers.  Regulatory assets are being recovered as a result of approved rate proceedings over varying time periods up to 40 years.  These assets are reflected in other assets on our Consolidated Balance Sheet.

Asset Retirement Obligations - Asset retirement obligations represent legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset.  ONEOK Partners recognizes the fair value of a liability for an asset retirement obligation in the period when it is incurred if a reasonable estimate of the fair value can be made.  The fair value of the liability is added to the carrying amount of the associated asset, and this additional carrying amount is depreciated over the life of the asset.  The liability is accreted at the end of each period.

In accordance with long-standing regulatory treatment, ONEOK Partners collects through rates the estimated costs of removal on certain regulated properties through depreciation expense, with a corresponding credit to accumulated depreciation and amortization.  These removal costs are non-legal obligations.  However, these non-legal asset removal obligations are accounted for as a regulatory liability.  Historically, the regulatory authorities that have jurisdiction over ONEOK Partners’ regulated operations have not required them to quantify this amount; rather, these costs are addressed prospectively as depreciation rates and are set in each general rate order.  ONEOK Partners has made an estimate of its removal cost liability using current rates since the last general rate order in each of its jurisdictions.  However, significant uncertainty exists regarding the ultimate determination of this liability pending, among other issues, clarification of regulatory intent.  ONEOK Partners continues to monitor the regulatory authorities and the liability may be adjusted as more information is obtained.

Other

The following recently issued accounting updates affect our Consolidated Balance Sheet:

FASB Accounting Standards Codification - In June 2009, the FASB established the FASB Accounting Standards Codification (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP.  While the Codification does not change GAAP, it does change the manner in which we reference authoritative accounting principles in our Consolidated Balance Sheet.  The Codification is effective for and has been implemented in these Notes to Consolidated Balance Sheet.

Noncontrolling Interests - Effective for the year beginning January 1, 2009, we retroactively adopted new presentation and disclosure requirements for existing noncontrolling interests (previously referred to as minority interests).  We report noncontrolling interests as a component of equity in our Consolidated Balance Sheet.

Derivative Instruments and Hedging Activities Disclosure - Effective for the year beginning January 1, 2009, we provided enhanced disclosures about how derivative and hedging activities affect our financial position.  These additional disclosures have been applied prospectively.  See Note C and D for applicable disclosures.

Fair Value Measurements and Disclosures - In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements,” which provided new disclosure requirements and clarifies existing disclosures of fair value measurements.  We will apply this guidance to the disclosures in our fiscal year beginning January 1, 2010, and do not expect the impact to be material.

See Note C for disclosures of the fair value measurements.

Subsequent Events - Effective for interim and annual periods ending after June 15, 2009, the FASB established standards related to the accounting for and disclosure of events that occur after the balance sheet date but before consolidated financial statements are issued.  We have evaluated subsequent events through February 23, 2010, the date the Consolidated Balance Sheet was issued, and believe all required subsequent events disclosures have been made.

C.         FAIR VALUE MEASUREMENTS

Determining Fair Value - Fair value is defined as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date.  ONEOK Partners uses the income approach to determine the fair value of its derivative assets and liabilities and considers the markets in which the transactions are executed.  While many of the contracts in ONEOK Partners’ portfolio are executed in liquid markets where price transparency exists, some contracts are executed in markets for which market prices may exist but the market may be relatively inactive.  This results in limited price transparency that requires management’s judgment and assumptions to estimate fair values.  For certain transactions, ONEOK Partners utilizes modeling techniques using NYMEX-settled pricing data and historical correlations of NGL product prices to crude oil.  ONEOK Partners validates the valuation inputs with third-party information and settlement prices from other sources, where available.  In addition, as prescribed by the income approach, ONEOK Partners computes the fair value of its derivative portfolio by discounting the projected future cash flows from its derivative assets and liabilities to present value.  The interest rate yields used to calculate the present-value discount factors are derived from LIBOR, Eurodollar futures and Treasury swaps.  The projected cash flows are then multiplied by the appropriate discount factors to determine the present value or fair value of its derivative instruments.  Finally, ONEOK Partners considers the credit risk of its counterparties with whom its derivative assets and liabilities are executed.  Although ONEOK Partners uses the best estimates to determine the fair value of the derivative contracts it has executed, the ultimate market prices realized could differ from its estimates, and the differences could be significant.

The FASB has provided guidance that allows for companies to elect measuring specified financial assets and liabilities, firm commitments, and nonfinancial warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period.  ONEOK Partners did not elect the fair value option under this guidance, and therefore there was no impact on its Consolidated Balance Sheet.

Fair Value Hierarchy - ONEOK Partners utilizes a fair value hierarchy to prioritize inputs to its valuation techniques based on observable and unobservable data and categorize the inputs into three levels, with the highest priority given to Level 1 and the lowest priority given to Level 3.  The levels are described below:
•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
•
Level 2 - Significant observable pricing inputs other than quoted prices included within Level 1 that are either directly or indirectly observable as of the reporting date.  Essentially, this represents inputs that are derived principally from or corroborated by observable market data;

•
Level 3 - May include one or more unobservable inputs that are significant in establishing a fair value estimate.  These unobservable inputs are developed based on the best information available and may include ONEOK Partners’ own internal data.

Determining the appropriate classification of the fair value measurements within the fair value hierarchy requires management’s judgment regarding the degree to which market data is observable or corroborated by observable market data.

Recurring Fair Value Measurements - The following table sets forth ONEOK Partners’ recurring fair value measurements:

	December 31, 2009
	Level 1	Level 2	Level 3	Netting (a)	Total
	(Thousands of dollars)
Derivatives
Assets	$-	$459	$-	$(459)	$-
Liabilities (b)	$-	$(5,720)	$(13,052)	$459	$(18,313)
(a) - ONEOK Partners' derivative assets and liabilities are presented in our Consolidated Balance Sheet on a net basis. ONEOK Partners nets derivative assets and liabilities when a legally enforceable master netting arrangement exists between it and the counterparty to a derivative contract.

(b) - Included in other current liabilities in our Consolidated Balance Sheet.

At December 31, 2009, ONEOK Partners had no cash collateral held or posted under its master netting arrangements.

ONEOK Partners categorizes derivatives for which fair value is determined using multiple inputs within a single level, based on the lowest level input that is significant to the fair value measurement in its entirety.

ONEOK Partners’ derivative instruments categorized as Level 2 include non-exchange traded fixed-price swaps for natural gas and condensate that are valued based on NYMEX-settled prices for natural gas and crude oil, respectively.  Its derivative instruments categorized as Level 3 include over-the-counter fixed-price swaps for purity NGL products and natural gas basis swaps.  These swaps are valued based on information from a pricing service, the forward NYMEX curve for crude oil, correlations of specific NGL purity products to crude oil and internally developed basis curves incorporating observable and unobservable market data.  ONEOK Partners corroborates the data on which fair value estimates are based using market knowledge of recent transactions and day-to-day pricing fluctuations and analysis of historical relationships of data from the pricing service compared with actual settlements and correlations.

Other Financial Instruments - The approximate fair value of cash and cash equivalents, accounts receivable and accounts payable is equal to book value, due to its short-term nature.  The fair value of borrowings under the Partnership Credit Agreement approximates the carrying value since the interest rates are periodically adjusted to reflect current market conditions.

The estimated fair value of the aggregate of ONEOK Partners’ senior notes outstanding, including current maturities, was $3.3 billion at December 31, 2009.  The book value of the aggregate of ONEOK Partners’ senior notes outstanding, including current maturities, was $3.1 billion at December 31, 2009.  The estimated fair value of the aggregate of ONEOK Partners’ senior notes outstanding has been determined using quoted market prices for similar issues with similar terms and maturities.

D.         DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Risk Management Activities - ONEOK Partners is sensitive to changes in natural gas, crude oil and NGL prices, principally as a result of contractual terms under which these commodities are processed, purchased and sold.  ONEOK Partners uses physical forward sales and financial derivatives to secure a certain price for a portion of our share of natural gas, condensate and NGL products.  ONEOK Partners follows established policies and procedures to assess risk and approve, monitor and report its risk management activities.  ONEOK Partners has not used these instruments for trading purposes.  ONEOK Partners is also subject to the risk of interest-rate fluctuation in the normal course of business.

Commodity price risk - Commodity price risk refers to the risk of loss in cash flows and future earnings arising from adverse changes in the price of natural gas, NGLs and condensate.  ONEOK Partners uses the following commodity derivative instruments to mitigate the commodity price risk associated with a portion of the forecasted sales of these commodities:
•
Futures contracts - Standardized exchange-traded contracts to purchase or sell natural gas and crude oil at a specified price, requiring delivery on, or settlement through, the sale or purchase of an offsetting contract by a specified future date under the provisions of exchange regulations;

•
Forward contracts - Commitments to purchase or sell natural gas, crude oil or NGLs for delivery at some specified time in the future.  Forward contracts are different from futures in that forwards are customized and non-exchange traded; and

•
Swaps - Financial trades involving the exchange of payments based on two different pricing structures for a commodity.  In a typical commodity swap, parties exchange payments based on changes in the price of a commodity or a market index, while fixing the price they effectively pay or receive for the physical commodity.  As a result, one party assumes the risks and benefits of the movements in market prices while the other party assumes the risks and benefits of a fixed price for the commodity.

ONEOK Partners’ natural gas gathering and processing business is exposed to commodity price risk as a result of receiving commodities in exchange for services associated with its POP contracts.  To a lesser extent, exposures arise from the relative price differential between NGLs and natural gas, or the gross processing spread, with respect to its keep-whole processing contracts.  ONEOK Partners is also exposed to basis risk between the various production and market locations where it buys and sells commodities.  As part of its hedging strategy, ONEOK Partners uses the previously described commodity derivative instruments to minimize the impact of price fluctuations related to natural gas, NGLs and condensate.  ONEOK Partners reduces its gross processing spread exposure through a combination of physical and financial hedges.  ONEOK Partners utilizes a portion of its POP equity natural gas as an offset, or natural hedge, to an equivalent portion of its keep-whole shrink requirements.  This has the effect of converting the gross processing spread risk to NGL commodity price risk.  ONEOK Partners hedges a portion of the forecasted sales of the commodities it retains, including NGLs, natural gas and condensate.

ONEOK Partners’ natural gas pipelines business is exposed to commodity price risk because its intrastate and interstate natural gas pipelines collect natural gas from its customers for operations or as part of its fee for services provided.  When the amount of natural gas consumed in operations by these pipelines differs from the amount provided by its customers, its pipelines must buy or sell natural gas or store or use natural gas from inventory, which can expose ONEOK Partners to commodity price risk depending on the regulatory treatment for this activity.  ONEOK Partners uses physical forward sales or purchases to reduce the impact of price fluctuations related to natural gas.  At December 31, 2009, ONEOK Partners was not using any financial derivative instruments with respect to its natural gas pipeline operations.

ONEOK Partners’ natural gas liquids business is exposed to basis risk primarily as a result of the relative value of NGL purchases at one location and sales at another location.  To a lesser extent, ONEOK Partners is exposed to commodity price risk resulting from the relative values of the various NGL products to each other, NGLs in storage and the relative value of NGLs to natural gas.  ONEOK Partners utilizes fixed-price physical forward contracts to reduce the impact of price fluctuations related to NGLs.  At December 31, 2009, ONEOK Partners was not using any financial derivative instruments with respect to its NGL activities.

Interest rate risk - ONEOK Partners manages interest-rate risk through the use of fixed-rate debt, floating-rate debt and, at times, interest-rate swaps.  Interest-rate swaps are agreements to exchange an interest payment at some future point based on the differential between two interest rates.  At December 31, 2009, ONEOK Partners was not using any interest-rate swaps.

Fair Values of Derivative Instruments - Fair value is defined as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date.  See Note C for a discussion of the inputs associated with our fair value measurements and our fair value hierarchy disclosures.

As of December 31, 2009, ONEOK Partners had $0.5 million of derivative assets and $18.8 million of derivative liabilities, excluding the impact of netting, all of which related to commodity contracts.

As of December 31, 2009, ONEOK Partners had fixed-price natural gas swaps with a notional quantity of 9.2 Bcf and natural gas basis swaps with a notional quantity of 9.2 Bcf.  Additionally, ONEOK Partners had fixed-price crude oil and NGL swaps with a notional quantity of 2.4 MMBbl.

Cash Flow Hedges - At December 31, 2009, the Consolidated Balance Sheet reflected a net unrealized loss of $18.2 million in accumulated other comprehensive loss, with a corresponding offset in other current liabilities.  If prices remain at current levels, the loss will be recognized within the next 12 months as the forecasted transactions affect earnings.

Credit Risk - All the commodity derivative contracts ONEOK Partners enters into are with ONEOK Energy Services Company, L.P. (OES), a subsidiary of ONEOK.  OES enters into similar commodity derivative contracts with third parties at ONEOK Partners’ direction and on its behalf.  ONEOK Partners has an indemnification agreement with OES that indemnifies and holds OES harmless from any liability they may incur solely as a result of entering into commodity derivative contracts on ONEOK Partners’ behalf.  At December 31, 2009, there were no derivative assets for which ONEOK Partners would indemnify OES in the event of a default by the counterparty.

E.       PROPERTY, PLANT AND EQUIPMENT

The following table sets forth ONEOK Partners’ property, plant and equipment by property type:

	Estimated Useful	December 31,
	Lives (Years)	2009
		(Thousands of dollars)
Non-Regulated
Gathering pipelines and related equipment	5 to 46	$982,849
Processing and fractionation and related equipment	5 to 46	959,339
Storage and related equipment	5 to 54	219,898
Transmission pipelines and related equipment	5 to 54	190,734
General plant and other	2 to 42	71,860
Construction work in process		160,896
Regulated
Storage and related equipment	5 to 54	134,934
Natural gas transmission pipelines and related equipment	5 to 80	1,383,210
Natural gas liquids transmission pipelines and related equipment	5 to 80	2,138,017
General plant and other	2 to 53	44,588
Construction work in process		67,584
Property, plant and equipment		6,353,909
Accumulated depreciation and amortization		972,497
Net property, plant and equipment		$5,381,412

F.         GOODWILL AND INTANGIBLE ASSETS

Goodwill Impairment Tests - There were no impairment charges resulting from the July 1, 2009, impairment tests.

Goodwill - At December 31, 2009, goodwill includes $396.7 million related to ONEOK Partners and $36.8 million related to our investment in ONEOK Partners.

Intangible Assets - At December 31, 2009, total intangible assets of $427.7 million include:
•
gross intangible assets related to ONEOK Partners of $306.6 million less $34.5 million of accumulated amortization primarily related to contracts acquired through the acquisition of the natural gas liquids businesses, which are being amortized over an aggregate weighted-average period of 40 years; and

•	$155.6 million related to ONEOK Partners GP’s investment in the general partner interest of ONEOK Partners which has an indefinite life.

G.         CREDIT FACILITIES

The Partnership Credit Agreement, which expires March 2012, contains certain financial, operational and legal covenants.  Among other things, these requirements include maintaining a ratio of indebtedness to adjusted EBITDA (EBITDA, as defined in the Partnership Credit Agreement, as adjusted for all non-cash charges and increased for projected EBITDA from certain lender-approved capital expansion projects) of no more than 5 to 1.  If ONEOK Partners consummates one or more acquisitions in which the aggregate purchase price is $25 million or more, the allowable ratio of indebtedness to adjusted EBITDA will be increased to 5.5 to 1 for the three calendar quarters following the acquisition.  At December 31, 2009, the ratio of indebtedness to adjusted EBITDA was 4.5 to 1, and ONEOK Partners was in compliance with all covenants under the Partnership Credit Agreement.

At December 31, 2009, ONEOK Partners had $523 million  in borrowings outstanding under the Partnership Credit Agreement, and under the most restrictive provisions of the Partnership Credit Agreement there was $367.1 million of credit available.  At December 31, 2009, ONEOK Partners had a total of $24.2 million issued in letters of credit outside of the Partnership Credit Agreement.  Borrowings under the Partnership Credit Agreement are nonrecourse to us.

The average interest rate on the short-term debt outstanding under this agreement was 0.54 percent at December 31, 2009.

Borrowings under the Partnership Credit Agreement are typically short term in nature, ranging from one day to six months.  Accordingly, these borrowings are classified as short-term notes payable.

H.         LONG-TERM DEBT

All notes are senior unsecured obligations, ranking equally in right of payment with all of ONEOK Partners’ existing and future unsecured senior indebtedness.  The following table sets forth ONEOK Partners’ long-term debt:

December 31, 2009
(Thousands of dollars)
ONEOK Partners:
$250,000 at 8.875% due 2010	$250,000
$225,000 at 7.10% due 2011	225,000
$350,000 at 5.90% due 2012	350,000
$450,000 at 6.15% due 2016	450,000
$500,000 at 8.625% due 2019	500,000
$600,000 at 6.65% due 2036	600,000
$600,000 at 6.85% due 2037	600,000
2,975,000

Guardian Pipeline:	109,780

Total long-term notes payable	3,084,780
Unamortized portion of terminated swaps	4,673
Unamortized debt premium	(5,436)
Current maturities	(261,931)
Long-term debt	$2,822,086

The aggregate maturities of long-term debt outstanding for years 2010 through 2014 are shown below:

	ONEOK	Guardian
	Partners	Pipeline	Total
	(Millions of dollars)
2010	$250.0	$11.9	$261.9
2011	$225.0	$11.9	$236.9
2012	$350.0	$11.1	$361.1
2013	$-	$7.7	$7.7
2014	$-	$7.7	$7.7

Debt Issuance - In March 2009, ONEOK Partners completed an underwritten public offering of $500 million aggregate principal amount of 8.625 percent Senior Notes due 2019 (2019 Notes).  The net proceeds from the 2019 Notes of approximately $494.3 million were used to repay indebtedness outstanding under the Partnership Credit Agreement.  The 2019 Notes will mature on March 1, 2019.  ONEOK Partners will pay interest on the 2019 Notes on March 1 and September 1 of each year.  The first payment of interest on the 2019 Notes was made on September 1, 2009.

Debt Covenants - The terms of the 2019 Notes are governed by an indenture, dated as of September 25, 2006, between ONEOK Partners and Wells Fargo Bank, N.A., as trustee, as supplemented by the Fifth Supplemental Indenture, dated March 3, 2009 (Indenture).  The Indenture does not limit the aggregate principal amount of debt securities that may be issued and provides that debt securities may be issued from time to time in one or more additional series.  The Indenture contains covenants including, among other provisions, limitations on ONEOK Partners’ ability to place liens on property or assets and to sell and lease back property.

ONEOK Partners’ $250 million and $225 million senior notes, due June 15, 2010, and March 15, 2011, respectively, contain provisions that require ONEOK Partners to offer to repurchase the senior notes at par value if ONEOK Partners’ Moody’s or S&P credit rating falls below investment grade (Baa3 for Moody’s or BBB- for S&P) and the investment-grade rating is not reinstated within a period of 40 days; however, once the $250 million 2010 senior notes have been retired, whether by maturity, redemption or otherwise, ONEOK Partners will no longer have any obligation to offer to repurchase the $225 million 2011 senior notes in the event the credit rating falls below investment grade.  Further, the indentures governing

ONEOK Partners’ senior notes due 2010 and 2011 include an event of default upon acceleration of other indebtedness of $25 million or more and the indentures governing the senior notes due 2012, 2016, 2019, 2036 and 2037 include an event of default upon the acceleration of other indebtedness of $100 million or more that would be triggered by such an offer to repurchase.  Such events of default would entitle the trustee or the holders of 25 percent in aggregate principal amount of the outstanding senior notes due 2010, 2011, 2012, 2016, 2019, 2036 and 2037 to declare those notes immediately due and payable in full.

ONEOK Partners may redeem the notes due 2012, 2016, 2019, 2036 and 2037, in whole or in part, at any time prior to maturity at a redemption price equal to the principal amount, plus accrued and unpaid interest and a make-whole premium.  The redemption price will never be less than 100 percent of the principal amount of the respective note plus accrued and unpaid interest to the redemption date.  The notes due 2012, 2016, 2019, 2036 and 2037 are senior unsecured obligations, ranking equally in right of payment with all of the existing and future unsecured senior indebtedness, and effectively junior to any of the existing and future debt and other liabilities of any non-guarantor subsidiaries.

Debt Guarantee - The notes due 2012, 2016, 2019, 2036 and 2037 are fully and unconditionally guaranteed on a senior unsecured basis by the Intermediate Partnership.  The guarantee ranks equally in right of payment to all of the Intermediate Partnership’s existing and future unsecured senior indebtedness.  ONEOK Partners has no significant assets or operations other than the investment in its wholly owned subsidiary, the Intermediate Partnership, which is also consolidated.  At December 31, 2009, the Intermediate Partnership held partnership interests and the equity in ONEOK Partners’ subsidiaries, as well as a 50 percent interest in Northern Border Pipeline.  ONEOK Partners’ long-term debt is nonrecourse to ONEOK Partners GP.

The Northern Border Pipeline partnership agreement provides that distributions to Northern Border Pipeline’s partners are to be made on a pro rata basis according to each partner’s percentage interest.  The Northern Border Pipeline Management Committee determines the amount and timing of such distributions.  Any changes to, or suspension of, the cash distribution policy of Northern Border Pipeline requires the unanimous approval of the Northern Border Pipeline Management Committee.  Cash distributions are equal to 100 percent of distributable cash flow as determined from Northern Border Pipeline’s financial statements based upon earnings before interest, taxes, depreciation and amortization less interest expense and maintenance capital expenditures.  Loans or other advances from Northern Border Pipeline to its partners or affiliates are prohibited under its credit agreement.  The Northern Border Pipeline Management Committee has adopted a cash distribution policy related to financial ratio targets and capital contributions.  The cash distribution policy defines minimum equity-to- total-capitalization ratios to be used by the Northern Border Pipeline Management Committee to establish the timing and amount of required capital contributions.  In addition, any shortfall due to the inability to refinance maturing debt will be funded by capital contributions.  See Note K for discussion of the investment in Northern Border Pipeline.

Guardian Pipeline Senior Notes - These notes were issued under a master shelf agreement with certain financial institutions.  Principal payments are due quarterly through 2022.  Interest rates on the $109.8 million in notes outstanding at December 31, 2009, range from 7.61 percent to 8.27 percent, with an average rate of 7.85 percent.  Guardian Pipeline’s senior notes contain financial covenants that require the maintenance of a ratio of (i) EBITDAR, as defined in the Master Shelf Agreement dated as of November 8, 2001 to fixed charges (interest expense plus operating lease expense) of not less than 1.5 to 1 and (ii) total indebtedness to EBITDAR of not greater than 5.75 to 1.  Upon any breach of these covenants, all amounts outstanding under the master shelf agreement may become due and payable immediately.  At December 31, 2009, Guardian Pipeline’s EBITDAR-to-fixed-charges ratio was 4.6 to 1, the ratio of indebtedness to EBITDAR was 2.2 to 1, and Guardian Pipeline was in compliance with its financial covenants.

I.         COMMITMENTS AND CONTINGENCIES

Commitments - Operating leases represent future minimum lease payments under non-cancelable operating leases on a natural gas processing plant, office space, pipeline equipment, rights-of-way and vehicles.  Firm transportation and storage contracts are fixed-price contracts that provide ONEOK Partners with firm transportation and storage capacity.  The following table sets forth ONEOK Partners operating lease and firm transportation and storage contracts payments for the periods presented:

	Operating	Firm Transportation and
	Leases	Storage Contracts	Total
	(Millions of dollars)
2010	$14.9	$6.8	$21.7
2011	$14.0	$1.4	$15.4
2012	$7.2	$1.4	$8.6
2013	$2.3	$1.4	$3.7
2014	$1.9	$1.2	$3.1

Overland Pass Pipeline Company - Overland Pass Pipeline Company is a joint venture between ONEOK Partners and a subsidiary of The Williams Companies, Inc. (Williams).  ONEOK Partners owns 99 percent of the joint venture and is currently operating the pipeline.  On or before November 17, 2010, Williams has the option to increase its ownership in Overland Pass Pipeline Company up to a total of 50 percent, with the purchase price being determined in accordance with the joint venture’s operating agreement.  If Williams exercises its option to increase its ownership to 50 percent, Williams would have the option to become operator.  Should Williams exercise its option to obtain a 50 percent ownership interest, ONEOK Partners may be required to deconsolidate Overland Pass Pipeline Company and account for it under the equity method of accounting.

Environmental Liabilities - ONEOK Partners is subject to multiple environmental, historical and wildlife preservation laws and regulations affecting many aspects of the present and future operations.  Regulated activities include those involving air emissions, stormwater and wastewater discharges, handling and disposal of solid and hazardous wastes, hazardous materials transportation, and pipeline and facility construction.  These laws and regulations require ONEOK Partners to obtain and comply with a wide variety of environmental clearances, registrations, licenses, permits and other approvals.  Failure to comply with these laws, regulations, permits and licenses may expose ONEOK Partners to fines, penalties and/or interruptions in its operations that could be material to the results of operations.  If a leak or spill of hazardous substances or petroleum products occurs from lines or facilities that ONEOK Partners owns, operates or otherwise uses, ONEOK Partners could be held jointly and severally liable for all resulting liabilities, including response, investigation and clean-up costs, which could materially affect the results of operations and cash flows.  In addition, emission controls required under the Clean Air Act and other similar federal and state laws could require unexpected capital expenditures at the facilities.  ONEOK Partners cannot assure that existing environmental regulations will not be revised or that new regulations will not be adopted or become applicable to ONEOK Partners.  Revised or additional regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on ONEOK Partners’ business and financial condition.

In addition, the EPA has issued a proposed rule on air-quality standards, “National Emission Standards for Hazardous Air Pollutants for Reciprocating Internal Combustion Engines,” also known as RICE NESHAP, scheduled to be adopted in early 2013.  The proposed rule will require capital expenditures over the next three years for the purchase and installation of new emissions-control equipment.  ONEOK Partners does not expect these expenditures to have a material impact on its financial position.

Legal Proceedings - ONEOK Partners is a party to various litigation matters and claims that have arisen in the normal course of operations.  While the results of litigation and claims cannot be predicted with certainty, ONEOK Partners believes the final outcome of such matters will not have a material adverse effect on its financial position or liquidity.

J.         INCOME TAXES

The following table sets forth the tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and liabilities:

Year Ended
December 31, 2009
(Thousands of dollars)
Deferred tax assets
Net operating loss carryforward	$2,559
Other	688
Total deferred tax assets	3,247
Deferred tax liabilities
Excess of tax over book depreciation and depletion	20,020
Investment in ONEOK Partners	59,461
Regulatory assets	3,722
Other	6
Total deferred tax liabilities	83,209
Net deferred tax liabilities	$79,962

At December 31, 2009, ONEOK Partners had approximately $2.6 million of tax benefits available related to net operating loss carryforwards, which will expire between the years 2022 and 2028.  ONEOK Partners believes that it is more likely than not that the tax benefits of the net operating loss carryforwards will be utilized prior to its expiration; therefore, no valuation allowance is necessary.

K.         UNCONSOLIDATED AFFILIATES

Investments in Unconsolidated Affiliates - The following table sets forth ONEOK Partners' investments in unconsolidated affiliates:

	Net Ownership	December 31,
	Interest	2009
		(Thousands of dollars)
Northern Border Pipeline Company	50%	$401,773
Bighorn Gas Gathering	49%	96,492
Fort Union Gas Gathering	37%	111,675
Lost Creek Gathering Company	35%	80,041
Other	Various	75,182
Investments in unconsolidated affiliates		$765,163	(a)
(a) - Equity method goodwill was $185.6 million at December 31, 2009.

Unconsolidated Affiliates Financial Information - The following table sets forth summarized combined financial information of ONEOK Partners’ unconsolidated affiliates:

December 31, 2009
(Thousands of dollars)
Balance Sheet
Current assets	$84,910
Property, plant and equipment, net	$1,717,825
Other noncurrent assets	$28,675
Current liabilities	$70,500
Long-term debt	$653,937
Other noncurrent liabilities	$12,144
Accumulated other comprehensive loss	$(3,054)
Owners' equity	$1,097,883

L.      RELATED-PARTY TRANSACTIONS

ONEOK Partners records its affiliate transactions on the same basis as transactions with unaffiliated customers.  A portion of ONEOK Partners’ receivables are due from ONEOK and its subsidiaries, which utilize both transportation and storage services of ONEOK Partners.  In addition, ONEOK Partners has receivables relating to the sale of natural gas to ONEOK and its subsidiaries.

ONEOK Partners has certain contractual rights to the Bushton, Kansas natural gas processing plant (Bushton Plant) that is leased by OBPI.  ONEOK Partners’ Processing and Services Agreement with ONEOK and OBPI sets out the terms by which OBPI provides services at the Bushton Plant through 2012.  ONEOK Partners has contracted for all of the capacity of the Bushton Plant from OBPI.  In exchange, it pays OBPI for all direct costs and expenses of the Bushton Plant, including reimbursement of a portion of OBPI’s obligations under equipment leases covering the Bushton Plant.

ONEOK and its affiliates provide a variety of services to us and to ONEOK Partners, including cash management and financing services, employee benefits provided through ONEOK’s benefit plans, administrative services, insurance and office space leased in ONEOK’s headquarters building and other field locations.

Amounts payable to ONEOK have no stated maturity date or interest rate.  As of December 31, 2009, ONEOK represented the balance due to parent would not be called within a twelve-month period.  As a result, the amount classified as due to parent has been classified as a non-current liability in our accompanying Consolidated Balance Sheet.  The interest rate is calculated periodically based upon ONEOK’s cost of capital.

See Note D for discussion of our derivative instruments and hedging activities with ONEOK.

M.         ONEOK PARTNERS CASH DISTRIBUTION AND GENERAL PARTNER INTEREST

Cash Distributions - Under the Partnership Agreement, distributions are made to the partners with respect to each calendar quarter in an amount equal to 100 percent of available cash within 45 days following the end of each quarter.  ONEOK Partners’ available cash generally consists of all cash receipts adjusted for cash disbursements and net changes to cash reserves.  ONEOK Partners’ available cash will generally be distributed 98 percent to limited partners and 2 percent to the general partner.

As an incentive, our percentage interest in quarterly distributions is increased after certain specified target levels are met.  Under the incentive distribution provisions, we as the general partner receive:
•	15 percent of amounts distributed in excess of $0.605 per unit;
•	25 percent of amounts distributed in excess of $0.715 per unit; and
•	50 percent of amounts distributed in excess of $0.935 per unit.

ONEOK Partners’ income is allocated to the general and limited partners in accordance with their respective partnership ownership percentages.  The effect of any incremental income allocations for incentive distributions that are allocated to us as the general partner is calculated after the income allocation for our general partner partnership interest and before the income allocation to the limited partners.

General Partner Interest - Under the Partnership Agreement, in conjunction with the issuance of additional common units, we, as general partner, are required to make equity contributions to ONEOK Partners in order to maintain a 2 percent general partner interest.